

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2022

Chamath Palihapitiya
Chief Executive Officer
Social Capital Suvretta Holdings Corp. I
2850 W. Horizon Ridge Parkway, Suite 200
Henderson, NV 89052

> **Re: Social Capital Suvretta Holdings Corp. I**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed June 27, 2022**
> **File No. 333-262706**

Dear Mr. Palihapitiya:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-4 filed June 27, 2022

Exhibits

1. Please file a revised legal opinion that is not qualified as to jurisdiction. While counsel may provide a legal opinion under Delaware law, it should not indicate in the opinion that it is admitted to practice only in New York. For guidance, please refer to Section II.B.3.b of Staff Legal Bulletin No. 19. Please also ensure that various assumptions in your U.S. counsel's opinion filed as Exhibit 5.1 relating to matters such as due authorization or receipt of requisite approvals are appropriately covered by Cayman Islands counsel, or revise.

General

2. We note that Morgan Stanley and SoFi were underwriters for the initial public offering of the SPAC. We further note that Morgan Stanley is also acting as a financial advisor, and each of Credit Suisse and Cowen is acting as a financial and capital markets advisor, to Akili in connection with the business combination. We also note that Morgan Stanley, Credit Suisse and Cowen are acting as co-placement agents to SCS with respect to a portion of the PIPE investment. We also note that there have been press reports of certain financial advisors ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether either you or Akili have received notice from any of these institutions about ceasing their involvement in your transaction in any way and how that may impact your deal or any deferred compensation owed to any of these institutions for the SPAC's initial public offering or fees related to the business combination transaction.

    You may contact Tracey Houser at 202-551-3736 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Christine Westbrook at 202-551-5019 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Raaj Narayan, Esq.